SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                              Mac-Gray Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    554153106
                                 (CUSIP Number)

                                Thomas D. Mueller
              Chief Operations Officer and Chief Compliance Officer
                       462 South Fourth Street, Suite 1600
                              Louisville, KY 40202
                                 (502) 371-4100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2011
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

CUSIP No. 554153106                   13D                    Page 2 of 11 Pages


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      RIVER ROAD ASSET MANAGEMENT, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   1,281,164
    SHARES              --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 NONE
   OWNED BY             --------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER              1,732,654
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,732,654
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 3 of 11 Pages

--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

IOWA
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   NONE
    SHARES              --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 1,281,164
   OWNED BY             --------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER              NONE
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            1,732,654
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,732,654
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON

CO, HC
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 4 of 11 Pages


--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA INVESTORS HOLDINGS LTD

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   NONE
    SHARES              --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 1,281,164
   OWNED BY             --------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER              NONE
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            1,732,654
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,732,654
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON

CO, HC
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 5 of 11 Pages


--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA GROUP HOLDINGS LIMITED

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   NONE
   SHARES               --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 1,281,164
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER              NONE
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            1,732,654
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,732,654
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON

CO, HC
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 6 of 11 Pages


--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA PLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   NONE
   SHARES               --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 1,281,164
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER              NONE
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            1,732,654
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,732,654
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON

CO, HC
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 7 of 11 Pages


ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), of Mac-Gray Corporation (the "Issuer"). The principle executive office of the Issuer is located at the following address:

Mac-Gray Corporation
404 Wyman Street, Suite 400
Waltham, Massachusetts 02451-1212

ITEM 2. IDENTITY AND BACKGROUND

The information regarding the persons filing this statement is as follows:

(a)   The name of the persons filing are:
      RIVER ROAD ASSET MANAGEMENT, LLC ("RRAM"),
      AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC. ("AINAH"),
      AVIVA INVESTORS HOLDINGS LTD ("AIHL").
      AVIVA GROUP HOLDINGS LIMITED ("AGHL"), AND
      AVIVA PLC ("AVIVA"),
      (COLLECTIVELY, THE "FILERS").

(b)   The business address of the Filers is as follows:
      FOR RRAM: 462 SOUTH FOURTH STREET, SUITE 1600, LOUISVILLE, KY 40202
      FOR AINAH: 215 10TH STREET, SUITE 1000, DES MOINES, IA 50309
      FOR AIHL, AGHL, AND AVIVA: C/O AVIVA INVESTORS GLOBAL SERVICES LIMITED, NO. 1 POULTRY, LONDON, ENGLAND, EC2R 8EJ

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other in which such employment is conducted:
      RRAM IS A SECURITIES AND EXCHANGE COMMISSION REGISTERED INVESTMENT ADVISOR. AINAH IS 100% OWNER OF RRAM. AIHL IS 100% OWNER OF AINAH. AGHL IS 100% OWNER OF AIHL. AVIVA IS 100% OWNER OF AGHL.

      THE NAME, BUSINESS ADDRESS, BUSINESS ACTIVITY AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILERS ARE SET FORTH IN EXHIBIT A, WHICH IS INCORPORATED HEREIN BY REFERENCE.

(d) During the last five years, none of the Filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship:
      RRAM IS ORGANIZED UNDER THE LAWS OF DELAWARE.
      AINAH IS ORGANIZED UNDER THE LAWS OF IOWA.
      AIHL, AGHL, AND AVIVA ARE ORGANIZED UNDER THE LAWS OF ENGLAND AND WALES.

CUSIP No. 554153106                   13D                    Page 8 of 11 Pages


      THE CITIZENSHIP OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILERS WHO IS A NATURAL PERSON IS SET FORTH IN EXHIBIT A HERETO, WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $29,053,562.01.

ITEM 4. PURPOSE OF TRANSACTION

The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filers may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of its clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filers may discuss such matters with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filers materially modifying its ownership of the Stock. The Filers may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections (a) through (j) of Item 4 of Schedule 13D, all in order to enhance shareholder value. The Filers do not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer, and any Reporting Person that is registered as an investment company under the Investment Company Act of 1940, as amended, will participate in such a transaction only following receipt of an exemption from the Securities and Exchange Commission under Rule 17d-1 promulgated under the Investment Company Act of 1940, as amended, if required, and in accordance with other applicable law. Certain officers of RRAM and/or the Filers did send letters on January 11, 2008 and on November 14, 2007 to Stewart G. MacDonald, Jr. and the Issuer's Board of Directors, as well as on September 17, 2007 and on September 6, 2007 to Stewart G. MacDonald, Jr. urging them to hire an independent advisory firm to explore strategic options, including the sale of the Issuer, in order to maximize shareholder value and to report its findings to all shareholders. Copies of those letters were attached as Exhibits A, B, C, and D in RRAM's initial Schedule 13D filed with the SEC on January 11, 2008.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on 13,821,984 shares of Common Stock of the Issuer outstanding as of November 3, 2010, the Filers may be deemed to beneficially own 1,732,654, or 12.5%, of the Issuer's outstanding shares of Common Stock.

(b) The Filers have the sole power to vote or direct the vote and to dispose or direct the disposition of 1,281,164 shares of the Stock that the Filers may be deemed to beneficially own.

(c) The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers during the sixty days prior to February 8, 2011 (date range: December 10, 2010 through February 8, 2011):

CUSIP No. 554153106                   13D                    Page 9 of 11 Pages

                                              (4) PRICE
                            (3) NUMBER OF     PER SHARE      (5) HOW
                          SHARES OF COMMON    OF COMMON   TRANSACTED -
 (1) NAME     (2) DATE          STOCK           STOCK      SELL OR BUY           WHERE TRANSACTED
RRAM          12/10/2010  280                    14.658   SELL           RRAM principal place of business
RRAM          12/10/2010  720                    14.658   SELL           RRAM principal place of business
RRAM          12/16/2010  5,940                 14.7264   SELL           RRAM principal place of business
RRAM          12/21/2010  70                      15.57   SELL           RRAM principal place of business
RRAM          12/21/2010  1,000                  15.659   BUY            RRAM principal place of business
RRAM          12/22/2010  20                      15.39   SELL           RRAM principal place of business
RRAM           1/24/2011  1,490                 14.6901   SELL           RRAM principal place of business
RRAM           1/25/2011  10,478                14.8174   SELL           RRAM principal place of business
RRAM           1/26/2011  8,682                  14.768   SELL           RRAM principal place of business
RRAM           1/26/2011  1,550                 14.7587   BUY            RRAM principal place of business
RRAM            2/4/2011  18,540                14.8223   SELL           RRAM principal place of business
RRAM            2/8/2011  5,240                 14.8119   SELL           RRAM principal place of business

(d)   Not applicable.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.

RRAM, AINAH, AIHL, AGHL, and Aviva entered into an Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G dated as of March 2, 2011 (the "Agreement"). Under the Agreement, RRAM was appointed agent and attorney-in-fact to prepare or cause to be prepared, sign, file with the Securities and Exchange Commission and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended. The Agreement will terminate in the event that a statement terminating the Agreement is filed with the Securities and Exchange Commission. The Agreement is attached as Exhibit B.

CUSIP No. 554153106                   13D                    Page 10 of 11 Pages


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A - The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers.

EXHIBIT B - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G dated March 2, 2011.

CUSIP No. 554153106                   13D                    Page 11 of 11 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2011           RIVER ROAD ASSET MANAGEMENT, LLC,
                        a Delaware limited liability company

                           /s/ Thomas D. Mueller
                           ---------------------------------------
                           By: Thomas D. Mueller,
                           Chief Operations Officer and Chief Compliance Officer

                        AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.

                           /s/ Charles G. Preseau
                           ---------------------------------------
                           By: Charles G. Preseau
                               Chief Financial Officer

                        AVIVA INVESTORS HOLDINGS LTD
                        a limited liability company organized under the laws of England and Wales

                           /s/ SG Boylan
                           ---------------------------------------
                           By: SG Boylan

                        AVIVA GROUP HOLDINGS LIMITED
                        a limited liability company organized under the laws of England and Wales

                           /s/ Michael Anscombe
                           ---------------------------------------
                           By: Michael Anscombe

                        AVIVA PLC
                        a public limited company organized under the laws of England and Wales

                           /s/ Michael Anscombe
                           ---------------------------------------
                           By: Michael Anscombe

                                                                       Exhibit A

The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers are set forth in Exhibit A hereto, which is incorporated herein by reference.

RIVER ROAD ASSET MANAGEMENT, LLC

                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------
Shircliff, James      462 S. 4th Street          Chief             Chief              United
C.                    Suite 1600                 Executive         Executive          States
                      Louisville, KY 40202       Officer           Officer


Beck, R. Andrew       462 S. 4th Street          President         President          United
                      Suite 1600                                                      States
                      Louisville, KY 40202


Sanders III,          462 S. 4th Street          Executive         Executive          United
Henry W.              Suite 1600                 Vice              Vice               States
                      Louisville, KY 40202       President         President


Cinnamond, Erik       462 S. 4th Street          Vice              Vice President     United
K.                    Suite 1600                 President                            States
                      Louisville, KY 40202



Forsha, Thomas S.     462 S. 4th Street          Vice              Vice President     United
                      Suite 1600                 President                            States
                      Louisville, KY 40202


Deuser, Greg E.       462 S. 4th Street          Vice              Vice President     United
                      Suite 1600                 President                            States
                      Louisville, KY 40202


Brown, J. Alex        462 S. 4th Street          Director of       Director of        United
                      Suite 1600                 Research          Research           States
                      Louisville, KY 40202

Mueller, Thomas       462 S. 4th Street          Chief             Chief              United
D.                    Suite 1600                 Compliance        Compliance         States
                      Louisville, KY 40202       Officer and       Officer and
                                                 Chief             Chief
                                                 Operating         Operating
                                                 Officer           Officer

Ray, Tina M.          462 S. 4th Street          Director of       Director of        United
                      Suite 1600                 Trading           Trading            States
                      Louisville, KY 40202

Robbins, L.           462 S. 4th Street          Vice              Vice               United
Michele               Suite 1600                 President of      President of       States
                      Louisville, KY 40202       Client            Client
                                                 Services          Services

O'Leary, Katrina      462 S. 4th Street          Vice              Vice               United
                      Suite 1600                 President of      President of       States
                      Louisville, KY 40202       Client            Client
                                                 Services          Services

AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.

                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------
O'Brien, Patrick      215 10th Street            Director and      Director and       United
                      Suite 1000                 Officer           Officer            States
                      Des Moines, IA 50309

Boylan, Siobhan       215 10th Street            Director and      Director and       United
                      Suite 1000                 Officer           Officer            Kingdom
                      Des Moines, IA 50309                                            /Ireland
                                                                                      dual

Preseau, Chuck G.     215 10th Street            Director and      Director and       United
                      Suite 1000                 Officer           Officer            States
                      Des Moines, IA 50309

Dromer, Alain         215 10th Street            Director          Director           France
Henri Pierre          Suite 1000
                      Des Moines, IA 50309

Junge, Ross A.        215 10th Street            Director and      Director and       United
                      Suite 1000                 Officer           Officer            States
                      Des Moines, IA 50309

Carney, Edmund S.     215 10th Street            Officer           Officer            United
                      Suite 1000                                                      States
                      Des Moines, IA 50309

Monaghan, Sean C.     215 10th Street            Officer           Officer            United
                      Suite 1000                                                      States
                      Des Moines, IA 50309

AVIVA INVESTORS HOLDINGS LTD.

                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------
Dromer, Alain         No.1 Poultry,              Director and      Director and       France
Henri Pierre          London EC2R 8EJ            Executive         Executive
                                                 Committee         Committee
                                                 Member            Member

Boylan, Siobhan       No.1 Poultry,              Director and      Director and       United
                      London EC2R 8EJ            Executive         Executive          Kingdom
                                                 Committee         Committee          /Ireland
                                                 Member            Member             dual

Regan, Patrick        No.1 Poultry,              Director/         Chief              United
Charles               London EC2R 8EJ            Chairman          Financial          Kingdom
                                                                   Officer

Abberley, Paul        No.1 Poultry,              Executive         Executive          United
                      London EC2R 8EJ            Committee         Committee          Kingdom
                                                 Member            Member

Arnoldi,              No.1 Poultry,              Executive         Executive          France
Veronique             London EC2R 8EJ            Committee         Committee
                                                 Member            Member

Bingham, Craig        No.1 Poultry,              Executive         Executive          Australia
                      London EC2R 8EJ            Committee         Committee
                                                 Member            Member

Boulier,              No.1 Poultry,              Executive         Executive          France
Jean-Francois         London EC2R 8EJ            Committee         Committee
                                                 Member            Member

Hodgson, John         No.1 Poultry,              Executive         Executive          United
                      London EC2R 8EJ            Committee         Committee          Kingdom
                                                 Member            Member

Gerth, Erich          No.1 Poultry,              Executive         Executive          United
                      London EC2R 8EJ            Committee         Committee          States
                                                 Member            Member

Field, Richard        No.1 Poultry,              Executive         Executive          United
                      London EC2R 8EJ            Committee         Committee          Kingdom
                                                 Member            Member

Clemson, Nigel        No.1 Poultry,              Executive         Executive          United
                      London EC2R 8EJ            Committee         Committee          Kingdom
                                                 Member            Member

O'Brien, Patrick      No.1 Poultry,              Executive         Executive          United
                      London EC2R 8EJ            Committee         Committee          Kingdom
                                                 Member            Member

Womack, Ian           No.1 Poultry,              Executive         Executive          United
                      London EC2R 8EJ            Committee         Committee          Kingdom
                                                 Member            Member

AVIVA GROUP HOLDINGS LIMITED

                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------
Hodges, Mark          St Helen's,                Director          Director           United
Steven                1 Undershaft,                                                   Kingdom
                      London EC3P 3DQ

Moss, Andrew John     St Helen's,                Director          Director           United
                      1 Undershaft,                                                   Kingdom
                      London EC3P 3DQ

Regan, Patrick        St Helen's,                Director          Director           United
Charles               1 Undershaft,                                                   Kingdom
                      London EC3P 3DQ

AVIVA PLC

                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------
Francis, Mary         St Helen's,                Non exec.         Non exec.          United
Elizabeth             1 Undershaft,              Director          Director           Kingdom
                      London EC3P 3DQ

Goeltz, Richard       St Helen's,                Senior            Senior             United
Karl                  1 Undershaft,              Independent       Independent        States
                      London EC3P 3DQ            Director          Director

Moss, Andrew John     St Helen's,                Director          Director           United
                      1 Undershaft,                                                   Kingdom
                      London EC3P 3DQ

Piwnica, Carole       St Helen's,                Non exec.         Non exec.          Belgium
                      1 Undershaft,              Director          Director
                      London EC3P 3DQ

Sharman, Colin        St Helen's,                Chairman          Chairman           United
Morven                1 Undershaft,                                                   Kingdom
                      London EC3P 3DQ

Van de Walle,         St Helen's,                Non exec.         Non exec.          France
Leslie                1 Undershaft,              Director          Director
                      London EC3P 3DQ

Walls, John           St Helen's,                Non exec.         Non exec.          United
Russell               1 Undershaft,              Director          Director           Kingdom
Fotheringham          London EC3P 3DQ

Machell, Simon        St Helen's,                Executive         Executive          United
Christopher           1 Undershaft,              Committee         Committee          Kingdom
                      London EC3P 3DQ            Member            Member

Ainley, John          St Helen's,                Executive         Executive          United
David                 1 Undershaft,              Committee         Committee          Kingdom
                      London EC3P 3DQ            Member            Member

Dromer, Alain         St Helen's,                Executive         Executive          France
Henri Pierre          1 Undershaft,              Committee         Committee
                      London EC3P 3DQ            Member            Member

Hodges, Mark
Steven                St Helen's,                Director          Director           United
                      1 Undershaft,                                                   Kingdom
                      London EC3P 3DQ

Mayer, Igal           St Helen's,                Executive         Executive          United
Mordeciah             1 Undershaft,              Director          Director           States
                      London EC3P 3DQ

Mackenzie,            St Helen's,                Executive         Executive          United
Amanda Felicity       1 Undershaft,              Committee         Committee          Kingdom
                      London EC3P 3DQ            Member            Member

Wheway, Jonathan      St Helen's,                Non exec.         Non exec.          United
Scott                 1 Undershaft,              Director          Director           Kingdom
                      London EC3P 3DQ

Hoskins, Richard      St Helen's,                Executive         Executive          United
                      1 Undershaft,              Committee         Committee          Kingdom
                      London EC3P 3DQ            Member            Member

Goh, Euleen Yiu       St Helen's,                Non exec.         Non exec.          Singapore
Kiang                 1 Undershaft,              Director          Director
                      London EC3P 3DQ

Hawker, Michael       St Helen's,                Non exec.         Non exec.          Australia
John                  1 Undershaft,              Director          Director
                      London EC3P 3DQ

Spencer, Robin        St Helen's,                Executive         Executive          United
Lloyd                 1 Undershaft,              Committee         Committee          Kingdom
                      London EC3P 3DQ            Member            Member

Regan, Patrick        St Helen's,                Executive         Executive          United
Charles               1 Undershaft,              Director          Director           Kingdom
                      London EC3P 3DQ

                                                                       Exhibit B

                        AGREEMENT REGARDING JOINT FILING
                       OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint River Road Asset Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. Dated: March 2, 2011

             RIVER ROAD ASSET MANAGEMENT, LLC

                By: /s/  Thomas D. Mueller
                ----------------------------------------
                By: Thomas D. Mueller
                Title: Chief Operations Officer and Chief Compliance Officer

             AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.

                /s/  Charles G. Preseau
                ----------------------------------------
                By: Charles G. Preseau

             AVIVA INVESTORS HOLDINGS LTD

                /s/SG Boylan
                By: SG Boylan

             AVIVA GROUP HOLDINGS LIMITED

                /s/ Michael Anscombe
                ----------------------------------------
                By: Michael Anscombe

             AVIVA PLC

                /s/  Michael Anscombe
                ----------------------------------------
                By: Michael Anscombe